Exhibit 99.2

RiT TECHNOLOGIES LTD.

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

RiT TECHNOLOGIES LTD.

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2011 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of RiT Technologies Ltd. (“we,” "RiT" or the "Company") will be held on Monday,  December 5, 2011 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, for the following purposes:

1.	To re-elect three (3) directors to the Board of Directors of the Company;

2.
To approve the re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2011; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

3.	To approve the renewal of the Enterprise Distributor Agreement between the Company and STINS Corp, a subsidiary of STINS COMAN Incorporated, the controlling shareholder of the Company;

4.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2010; and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on November 2, 2011 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Members.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

October 31, 2011

RiT TECHNOLOGIES LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.8 nominal value (the "Ordinary Shares"), of RiT Technologies Ltd. (“we,” "RiT" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2011 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Monday, December 5, 2011 at 10:00 a.m (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Purpose of the Meeting

The agenda of the Annual General Meeting is as follows:

1.	To re-elect three (3) directors to the Board of Directors of the Company;

2.
To approve re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2011; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

3.	To approve the renewal of the Enterprise Distributor Agreement between the Company and STINS Corp, a subsidiary of STINS COMAN Incorporated, the controlling shareholder of the Company;

4.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2010; and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company currently is not aware of any other matters which will come before the Annual General Meeting.  If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares as of the close of business on November 2, 2011 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting. Each Ordinary Share entitles the holder to one vote.  As of October 25, 2011 there were outstanding 4,572,248 Ordinary Shares.

Two or more shareholders conferring in the aggregate 35% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the Board of Directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders.

Voting and Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated neither as a vote "for" nor as a vote "against" the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about November 4, 2011, and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies law, 1999 (the “Companies Law”), you may do so by delivery of appropriate notice to the Company’s offices located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, not later than November 12, 2011.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares, as of October 25, 2011 , by (i) each person known to the Company to beneficially own more than 5% of the Company's outstanding Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Beneficially Owned	Beneficially Owned as Percent of Total Shares1
Sergey Anisimov 2	3,431,378	75.00%
Boris Granovsky 3	3,426,428	74.94%
All directors and officers as a group 4	3,568,255	78.04%

(1)
Based on 4,572,248 Ordinary Shares outstanding as of October 25, 2011.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options or warrants currently exercisable or exercisable within 60 days following October 25, 2011 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN Incorporated- our controlling shareholder (“STINS COMAN”). Based on a Schedule 13D/A report filed with the SEC on August 29, 2011 (the “13D/A Report”), jointly by STINS COMAN Incorporated, Sergey Anisimov and Boris Granovsky, Mr. Anismov is the beneficial owner (with shared  power to vote and dispose of the following shares) of (a) 3,426,428 Ordinary Shares held of record by STINS COMAN, and (b) 4,950 Ordinary Shares held of record by an Israeli private company named “Quartz (Israel) Commerce and Investments Ltd” with which he may be affiliated due to his wife  being a director and manager of Quartz Ltd.

(3)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares.

(4)
Includes Sergey Anisimov’s beneficial ownership as specified above. Includes outstanding options exercisable, within 60 days as of December 24, 2011 into 136,877 Ordinary Shares at exercise prices that range between $4 to $22.56 per Ordinary Share and with expiration dates that range between July 2013 and March 2017.

ITEM 1 –ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than three (3) nor more than seven (7) directors, as may be determined by a resolution of the shareholders of the Company. Currently, the Board of Directors consists of five (5) members.  Directors of the Company, other than our two external directors, are elected at each annual general meeting of shareholders.

At the Annual General Meeting, shareholders will be asked to re-elect three (3) directors to the Company’s Board of Directors. Each elected nominee will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

A brief biography of each director nominee is set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid to these nominees, see below under the caption “Executive Compensation”.

The following information is supplied with respect to each person recommended to be elected by  the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Name	Principal Occupation or Employment with the Company	Age	Director Since
Sergey Anisimov	Chairman of the Board of Directors	57	2008
Boris Granovsky	Director	43	2008
Roman Govorov	Director	33	2008

Mr. Sergey Anisimov has served as the Chairman of the Company’s Board of Directors since June 2008. Mr. Anisimov founded STINS COMAN Incorporated, a holding company of several companies (the "Group"), in 1992 and since then has served as its president. The Group has been a distributor of the Company for the last 14 years. Mr. Anisimov has over 30 years of experience in various positions in the information technology business. He received an engineer diploma from the Moscow Institute of Aviation Technology and holds a Ph.D. in technologies from Moscow State Technical University N.A. N.E. Bauman.

Mr. Boris Granovsky has served as a member of the Company’s Board of Directors since June 2008. He has been the Chief Executive Officer of STINS COMAN Incorporated since 2000 and currently is the Vice President of STINS COMAN. Prior thereto, Mr. Granovsky served as a sales manager and thereafter as Vice President of Sales in STINS COMAN since 1995. Mr. Granovsky received a diploma in engineering in automated control systems from the Moscow Institute of Radio Engineering, Electronics and Automation and a BBA degree in management from the Business School of the Open University of United Kingdom.

Mr. Roman Govorov has served as a member of the Company’s Board of Directors since August 2008. He is serving as a Managing Director of IBRG Capital, a private equity fund, since September 2007.  From 2006 to 2007, he served as a senior associate and deputy head of the M&A department of Columbus Nova, a private equity fund.  From 2004 to 2006, he served as an associate and analyst at Aton Capital, a Russian investment bank.  From 2000 to 2004, he served as an analyst at United Financial Group, an investment bank that was acquired by Deutsche Bank in 2004.  Mr. Govorov is a graduate (major: finance and credit) of the Plekhanov Russian Academy of Economics and a graduate (major: applied mathematics) of the Moscow Engineering Physics Institute.

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Sergey Anisimov be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;"

"RESOLVED, that Boris Granovsky be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;" and

"RESOLVED, that Roman Govorov be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required to elect each of the said nominees.

The Board of Directors recommends that the shareholders vote FOR the election of all the nominees named above.

Executive Compensation

The aggregate direct remuneration paid to all our directors and officers as a group (consisting of 13 persons in 2010) for the year ended December 31, 2010, was approximately $ 1.5 million compared with $1.4 million in 2009 (the group consisted of 15 persons in 2009). This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel and approximately $0.3 million which was set aside or accrued to provide retirement annuities or similar benefits.  The amount does not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers.

The Company’s external directors and independent director (namely, Roman Govorov) receive, starting March 6, 2008, annual compensation of NIS 71,300 (currently equates to approximately $19,572) and NIS 3,470 (currently equates to approximately $953) per board meeting or per board committee meeting, all linked to the Israeli Consumer Price Index (“CPI”), as well as reimbursement of out-of-pocket expenses (including, without limitation, business travel and accommodation) incurred in performance of their services as directors. Two of the nominees (namely, Messrs. Anisimov and Granovsky), if elected, will not receive compensation for their service as directors of the Company, except for reimbursement of out-of-pocket expenses as aforesaid. The other nominees (namely, Mr. Govorov and Mr. Frieder) will receive the same compensation (and reimbursement of expenses) as specified above.

External Directors Continuing in Office

Mr. Israel Frieder and MS. Galia Druker, who were elected as external directors of the Company to serve until December 2013 and September 2012, respectively, continue to serve the Company as external directors. A brief biography of these directors follows.

Mr. Israel Frieder has served as a director since January 2002. Mr. Frieder is the Chairman and CEO of Israel Technology Acquisition Corp Inc. and Chairman of A.A. Pearl Inv. and serves as director and provides management services at several companies including R.R. Satellites Ltd., Teledata-Networks and Cellvine Ltd. Mr. Frieder’s previous positions include serving as the Chief Executive Officer of Kardan Communications Ltd., Corporate Vice President of Business Development & Strategic Planning of ECI Telecom, the President of ECI Telecom, Inc., and the President of Network Systems of Tadiran Telecommunication Ltd. While at Tadiran, Mr. Frieder served as a director of Tadiran Telecommunications Canada, Inc., ECI – Tadiran Synchronous System Limited Partnership, Tadiran Telecommunications Public Switching Ltd., Tadiran Telecom (Kunming) Co. Ltd. (Joint Venture), Tadiran Telecommunication UK Ltd., and TNN – Tadiran Newbridge Networks Ltd. Mr. Frieder also served as the President of Elisra Tadiran, Public Switching Ltd. and served as a director of Motorola Tadiran Cellular Ltd. (PelePhone). Mr. Frieder holds a B.Sc. in Electrical Engineering from the Technion and an M.B.A. in Operational Research from the Hebrew University in Jerusalem.

Ms. Galia Druker, 62, has served as deputy manager of Bank Hapoalim (Geneva, Switzerland), between 2005 and June 2009. From 2003 to 2005 she served as the head of the East European desk of Bank Hapoalim (Zurich, Switzerland). From 2002 to 2003, she served as the head of foreign trade in Bank ‘Otsar Hachayal’ head office. During the years 1972 to 2002, she was employed by Bank Hapoalim, mostly in different managerial positions. Ms. Druker holds MA degree in English Philology from the Vilnius state university. Ms. Druker also holds banking diploma (obtained through the internal school of bank Hapoalim).

ITEM 2 – RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 2 on the Proxy Card)

        Our Audit Committee and our Board of Directors have resolved to recommend to the shareholders that KPMG Somech Chaikin be re-appointed as the Company’s independent auditors for the 2011 fiscal year.

        KPMG Somech Chaikin has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of KPMG Somech Chaikin is not affected by such limited non-audit functions and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

        The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

        With respect to the year 2010, we paid KPMG Somech Chaikin $ 85,000 for auditing services and  $5,000 for tax related services.

It is proposed that at the Annual General Meeting the following resolution be adopted:

 “RESOLVED, that the re-appointment of KPMG Somech Chaikin as independent auditors of the Company for the 2011 fiscal year be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 3 – RENEWAL OF DISTRIBUTOR AGREEMENT
 (Item 3 on the Proxy Card)

Background

STINS COMAN has served as our distributor in Russia since 1994 and has worked with us consistently since that date. In May 2005, more than three years before STINS COMAN became a principal shareholder of RiT, we have entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN (the “Distributor Agreement”), whereby STINS Corp. was appointed as our non-exclusive distributor in Russia. The term of the Distributor Agreement was renewed in July 2008 following approval of our Audit Committee, Board of Directors and shareholders in the 2008 annual shareholders meeting.

While the aforesaid approval of our shareholders authorized us to renew the Distributor Agreement from time to time pending approval of the Audit Committee and Board of Directors, which approvals were obtained  in July 2011, we have determined, for the sake of clarity and in light of Amendment 16 to the Israeli Companies Law, 1999 that generally mandates that every three years the Company shall re-approve any "extraordinary transaction" that had been entered into with a "controlling shareholder" (as such terms are defined in the Companies Law), that the renewal of the Distributor Agreement shall be submitted for the approval of our shareholders.

In 2009 and 2010, we generated approximately $306,000 and $595,000, respectively, in revenues from orders placed by STINS COMAN under the Distributor Agreement. In 2011, we estimate to generate revenues of over $426,000.

Reasons for the Re approval

The Company deems the continued distributor relationship with STINS Corp. and re approval of the Distributor Agreement to be in the best interests of the Company. In re approving the transaction, our Audit Committee and Board of Directors considered, among other things, the following factors:

● the previous satisfactory relationship with STINS Corp.;

● the re-approval of the Distributor Agreement merely renews a previously existing business relationship on the same terms; and

● the Distributor Agreement was originally entered at a time that STINS Corp. was not an affiliate of the Company.

Summary of the Distributor Agreement

Under the Distributor Agreement, STINS Corp. has the non-exclusive right to distribute, sell, and/or maintain our Enterprise products (as defined therein) in Russia.

Pursuant to the Distributor Agreement, STINS Corp. undertook a series of obligations, such as to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services.

We undertook a series of obligations, such as to supply STINS Corp., at no cost, with such aids and technical assistance as we deem necessary to aggressively pursue product sales. We also extended STINS Corp. a limited warranty on our products.

The prices at which STINS Corp. is entitled to buy our products is, like most of our distributors, at a fifty percent (50%) discount on our recommended price list existing at the time we accept each purchase order.

The Distributor Agreement is filed as Exhibit (e)(3) to the Schedule 14D-9 filed by the Company with the SEC on May 15, 2008, and is incorporated herein by reference. The foregoing description of the terms of the Distributor Agreement is only a summary thereof and is qualified in its entirety by reference to the full text of the Distributor Agreement.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the renewal of the Distributor Agreement, as described in the Proxy Statement dated October 31, 2011 be, and hereby is, approved; and that the Company be, and hereby is, authorized to renew and/or modify the Distributor Agreement from time to time as the authorized officers of the Company (as authorized, and to the extent authorized, by the Board of Directors) deem fit; provided that any renewal or modification of the terms of the Distributor Agreement, that materially increase the obligations, or decrease the rights, of the Company shall be approved by the Audit Committee and Board of Directors of the Company.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, and provided that either (i) the shares voted in favor of the above resolution include at least a majority of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter by shareholders who do not have a personal interest in the matter does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

STINS COMAN Incorporated is deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company's VP Finance at +972. 77.270.7210 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 4 - CONSIDERATION OF THE FINANCIAL STATEMENTS

At the Annual General Meeting, the auditors’ report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2010 will be presented for discussion, as required by the Companies Law.  The foregoing auditors’ report and financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2010 (filed with the SEC on  June 30, 2011), may be viewed on our website www.rittech.com or through the EDGAR website of the SEC at www.sec.gov.

None of the auditors’ report, the financial statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

        This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

Dated: October 31, 2011